ANNUAL REPORT

Cheers Health, Inc.
2900 North Loop W Ste 1125
Houston, TX 77092
cheershealth.com

In this Annual Report the term "Cheers Health", "Cheers", "we", "us", "our", or "the company" refers to Cheers Health, Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold 50,757 shares of Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the company's website at cheershealth.com/investor-relations/annualreport.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "designed to," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

The Company and its Business

Company Overview

Cheers Health, Inc. is a Consumer Packaged Goods, or CPG company that specializes in dietary supplement products. The Cheers® brand focuses on alcohol-related health; we create and market dietary supplements designed to support your liver and help you feel better after drinking alcohol. Our supplements are sold under the Cheers® brand and are currently sold through our website (cheershealth.com), online retailers such as Amazon.com, social media platforms such as TikTok, and brick-and-mortar retailers such as Walgreens, Albertsons, and Hy-Vee. We currently utilize third-party manufacturers to make our products to our predetermined specifications. Those products are then warehoused and used to fulfill orders out of three primary locations—the Cheers warehouse in Texas, Amazon's FBA fulfillment centers throughout the U.S., and our retail logistics partner's warehouse in Illinois for brick-and-mortar order fulfillment. Our target customers are consumers of alcohol; however, one does not need to consume alcohol to benefit from taking Cheers products.

Competitors and Industry

Our main competitors for our Cheers® brand products currently include dietary supplements companies, with products designed for liver support and/or feeling better the day after consuming alcohol. While many of our competitors do not produce products using one of Cheers' main ingredients, dihydromyricetin, others do, such as More Labs and their product called Morning Recovery. Both More Labs and Cheers were launched at a similar time in 2017 and both use dihydromyricetin. In addition to More Labs, other competitors that use dihydromyricetin include, but are not limited to, No Days Wasted, The Plug, and Flyby. Other competitors include incumbents in the market, such as DRINKADE, which does not use dihydromyricetin and instead uses a concoction of other herbs and vitamins. We also face competition from makers of hydration products, such as Gatorade, Liquid I.V., Hydrant, and WaterBoy, as well as pharmaceutical companies making pain relievers such as aspirin, acetaminophen and ibuprofen. One of our major challenges is market adoption of our product and gaining market perception regarding the usefulness of our product regarding liver support and helping the consumer feel better the day after consuming alcohol compared to over-the-counter pain relievers or hydration-only products.

Current Stage and Roadmap

Historically, the Cheers® brand and its pill/powder products have been established, marketed, and sold primarily through online distribution – specifically through its own website (cheershealth.com) and Amazon.com. In 2021, Cheers® products began to be sold in brick-and-mortar retail as well. Our plan is to keep scaling our online channels while at the same time continuing our expansion into brick-and-mortar retail. As of December 31, 2023, Cheers has gained distribution into over 3,000 brick-and-mortar retail locations across Food, Drug, and Convenience channels.

The Team

Officers and Directors

Name: Brooks Powell

Brooks Powell's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: President and CEO, Director

Dates of Service: August 13, 2014 – Present
Responsibilities: Overseeing all aspects of the management of the Company as expected of a chief executive, including creating, planning and implementing the Company's strategic plan. Reports to our Board of Directors. Brooks also serves as a member of our Board of Directors.

Name: Stephen McLean, Jr.

Stephen McLean, Jr.'s current primary role is with Mountain Bay Group. Mr. McLean currently services 0.5 hours per week in their role with the company.

Positions and offices currently held with the company:

Position: Director, Treasurer
Dates of Service: May 15, 2017 – Present
Responsibilities: Serving as a member of the Company's Board of Directors. Mr. McLean is not compensated for his services as a Director of the Company.

Other business experience in the past three years:

Employer: Mountain Bay Group
Title: Partner
Dates of Service: January 2023 - Present
Responsibilities: Serving as Partner at Mountain Bay Group, a private investment group focused on emerging companies. Mr. McLean serves as a board member or advisor to Mountain Bay Group portfolio companies.

Other business experience in the past three years:

Employer: WCG Purchaser Corp.
Title: Treasurer & SVP, Corporate Development
Dates of Service: 2013 - 2022
Responsibilities: Senior executive with responsibility for the execution of WCG's M&A strategy. Responsible for overseeing WCG's financial resources and ensuring sufficient cash and liquidity for operations, investments, and M&A.

Other business experience in the past three years:

Employer: The Wilberforce School
Title: Member of the Board of Trustees, Treasurer
Dates of Service: April 30, 2016 - Present
Responsibilities: Shared responsibility with the other trustees for ensuring the school's adherence to its mission and advising and approving decisions impacting its long-term health and sustainability.

Name: Melody Koh

Melody Koh's current primary role is with NextView Ventures. Melody Koh currently services 0.5 hours per week in their role with the company.

Positions and offices currently held with the company:

Position: Director
Dates of Service: July 26, 2018 – Present
Responsibilities: Serving as a member of the Company's Board of Directors. Melody Koh is not compensated for her services as a Director of our Company.

Other business experience in the past three years:

Employer: NextView Ventures
Title: Partner
Dates of Service: October 01, 2017 – Present
Responsibilities: Partner at NextView Ventures, a venture capital firm focusing on seed round investments in consumer-focused and SAAS startups.

Name: Henry Holcomb

Henry Holcomb's current primary role is with the company.

Positions and offices currently held with the issuer:

Position: CTO (Chief Technology Officer)
Dates of Service: August 28, 2017 – Present
Responsibilities: Overseeing all aspects of the technical infrastructure of the Company including managing the customer order processes, website stability and usability, advertising and

marketing infrastructure, data infrastructure and integrity, and general technical and information-related needs of the Company.

Name: Seth Hazleton

Seth Hazleton's current primary role is with the Company.

Positions and offices currently held with the issuer:

Position: COO (Chief Operations Officer)
Dates of Service: September 10, 2018 – Present
Responsibilities: Overseeing all aspects of the Company's financial and business operations including but not limited to supply chain management, sales logistics, accounting, internal and external reporting, and project execution.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. General risks as well as specific risks have the potential to materially and adversely impact the value of your investment.

These are the risks that relate to the Company:

Uncertain Risk

An investment in Cheers Health, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment.
Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business Risk: Business projections are only projections.

There can be no assurance that we will meet our projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. An investor should recognize that there can be no assurance that forecasted results will be achieved and should not place undue reliance upon forecasts or the underlying assumptions thereof. For example, we assume certain growth in the demand for our products. There can be no assurance that we will be able to find sufficient demand for our products, that consumers will believe our products are a better option than competing products, or that we will be able to produce products at a level that allow the Company to remain profitable.

Business Risk: We have limited historical retail performance.

Because Cheers has only engaged in selling its products through retail channels at a limited level and for a limited amount of time, there are only limited historical precedents for how the Company's brand and products will perform in retail. You understand that if the Company's brand and products do not perform well in retail, it may require changing its business plan away from retail expansion and may materially affect the Company in a negative way. So far, Cheers has kept much of the retail distribution it has gained, but changes in advertising could lower our current retail sales velocities which could result in losing some of our retail distribution.

Business Risk: Our new products and existing products could fail to achieve the sales projections we expect.

Our internal growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we have seen to date. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new and existing products fail to achieve significant sales growth and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Business Risk: We may not have enough capital to fund our current growth plans and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. As interest rates rise, it is an increasingly difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we may potentially need it, we may be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors and securing these additional investors could require pricing our equity below its current price. If we are unable to find additional investors willing to provide capital, then we may be required to slow or cease our sales activity for some or all of our products, which would adversely affect our financial condition.

Business Risk: We are reliant on one main type of product, and our product offerings are not diversified.

Many of our current and future products are variants on one type of consumer product - dietary supplements for alcohol-related health and using specific ingredients such as dihydromyricetin. Our revenues are therefore dependent upon the market for alcohol-related health supplements and the legal ability to sell these dietary supplement products. Should there be adverse information about the effects of dihydromyricetin, dietary supplements in general, or if there is a material reduction in the consumption of alcohol in our primary markets, our financial results could be adversely affected.

Business Risk: We may be negatively affected by rule changes on our advertising channels.

Cheers relies heavily on its ability to acquire customers and drive repeat sales through advertising channels such as Facebook, Instagram, TikTok, Snapchat, Amazon, Google, Youtube, and other platforms in a cost-effective manner.

Currently, Cheers is allowed to advertise on Meta-owned properties, such as Facebook and Instagram, without limitation. Advertising on other platforms, such as Snapchat, Amazon, Google, TikTok, and YouTube are limited due to being both alcohol-related and dietary-supplement related in nature. These platforms impose restrictions on Cheers' ability to advertise and impose limitations on the type of advertisements Cheers can place, such as through limiting Cheers' targeting capabilities and advertising language. Meta-owned properties do not currently have limiting restrictions on Cheers' advertisements that negatively affect the performance of our advertisements. If Meta were to change its policies to limit our ability to advertise on their owned platforms, such as Facebook and Instagram, we would be negatively affected in our ability to acquire new customers and drive repeat sales from existing customers. If other platforms, such as Snapchat, Amazon, Google, TikTok, and YouTube were to increase their restrictions on alcohol-related and dietary supplement-related advertisements, we could also be further negatively affected. Many other advertising channels, such as airline magazines, have and may continue to limit alcohol-related advertising such as those employed by Cheers, and various channels have, and may, restrict the advertising of dietary supplements. These limitations have prohibited Cheers from advertising through channels such as airline magazines in the past and may continue to do so in the future. Future advertising channels, such as television and billboards, may also restrict our ability to advertise Cheers' products due to being both alcohol-related and dietary supplement-related in nature.

There have also been some recent widespread changes, such as the enactment of the California Consumer Privacy Act of 2018 and Apple's iOS 14.5 update in April 2021, that have broadly reduced digital ad platforms' ability to track consumer behavior, which in turn have and will continue to negatively affect their ability to target consumers effectively on behalf of advertisers. These changes and any similar changes in the future have and will continue to negatively affect our ability to acquire new customers in a cost-effective manner. As Cheers relies on being able to freely advertise its products to drive sales and revenue, current and future limitations on our ability to advertise have and will continue to negatively affect the Company.

Business Risk: We may be negatively affected by rule changes on our sales channels.

Cheers currently relies on Shopify, Amazon, TikTok, and a network of brick-and-mortar retailers and distributors to be able to sell its products. Shopify has not restricted our ability to sell alcohol-related and/or dietary supplement-related products thus far. Amazon, however, has deactivated our product listings in the past due to alcohol-related and/or dietary supplement-related content, and may continue to do so in the future, thereby restricting our ability to sell our alcohol-related and dietary supplement-related products on Amazon.com. If Shopify were to limit our ability to sell our current and future products, our Company would be negatively affected. If Amazon were to further limit our ability to sell our current and future alcohol-related and dietary supplement-related products, we would be negatively affected. Historically, Cheers has generated the majority of its total revenue from Amazon, making it a major source of revenue for Cheers. The ability to freely sell our products on Amazon is critical to the success of our Company. Amazon frequently changes its policies, specifically in regard to alcohol-related and dietary supplement-related products, and future policy changes may impose additional limits on our ability to sell or advertise our products, or otherwise negatively affect Cheers either temporarily or permanently. To date, TikTok has imposed only minor restrictions on our ability to sell and advertise our alcohol-related dietary supplement products. If TikTok were to further limit our ability to sell alcohol-related and/or dietary supplement-related products, we would be negatively affected on our sales and revenue. If TikTok were to be banned in the United States, we would also be negatively affected in the same manner. The policies of other sales channels, such as those employed by retailers, may negatively affect our ability to sell our products through those sales channels in the future, limiting our ability to reach a wider range of customers. For example, in 2014, CVS implemented a policy that removed tobacco products from their stores. If retail sales channels, such as CVS, were to cease selling alcohol and alcohol-related products, we may not be able to expand into retail spaces as planned, or we may lose existing retail distribution, and our Company may be negatively affected. Any current or future limitations on our ability to freely sell our products through any of our sales channels may have a negative effect on our sales and revenues.

Business Risk: We face significant regulatory risks.

In the United States, the formulation, manufacturing, packaging, holding, labeling, promotion, advertising, distribution and sale of our products are subject to regulation by various governmental agencies, including (1) the Food and Drug Administration, or FDA, (2) the Federal Trade Commission, or FTC, (3) the Consumer Product Safety Commission, or CPSC, (4) the United States Department of Agriculture, or USDA, (5) the Environmental Protection Agency, or EPA, (6) the United States Postal Service, (7) United States Customs and Border Patrol, and (8) the Drug Enforcement Administration. Our activities also are regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed or sold. The FDA, in particular, regulates the formulation, manufacture and labeling of over-the-counter, or OTC, drugs, conventional foods, cosmetics, and dietary supplements, such as those distributed or planned to be distributed by us. The products marketed by us in the United States are classified as dietary supplements under the Federal Food, Drug and Cosmetic Act, or FFDCA. Internationally, the majority of products marketed by us are classified as foods, health supplements, or food supplements. FDA regulations govern the preparation, packaging, labeling, holding, and distribution of foods, OTC drugs, cosmetics, and dietary supplements. Among other obligations, they require us and our contract manufacturers to meet relevant current good manufacturing practice, or cGMP, regulations for the preparation, packaging, holding, and distribution of OTC drugs and dietary supplements. The FDA also requires identity testing of all incoming dietary ingredients used in dietary supplements, unless a company successfully petitions for an exemption from this testing requirement in accordance with the regulations. The cGMP's are designed to ensure that OTC drug and dietary supplement products are not adulterated with contaminants or impurities and are labeled to accurately reflect the active ingredients and other ingredients in the products. Cheers Health, Inc. has regularly implemented enhancements, modifications and improvements to our manufacturing and corporate quality processes and believes we and our contract manufacturers are compliant with the FDA's cGMP and other applicable manufacturing regulations in the United States. The U.S. Dietary Supplement Health and Education Act of 1994, or OSHEA, revised the provisions of FFDCA concerning the composition and labeling of dietary supplements. Under OSHEA, dietary supplement labeling may display structure/function claims that the manufacturer can substantiate, which are claims that the products affect the structure or function of the body, without prior FDA approval, but with notification to the FDA. They may not bear any claim that they can prevent, treat, cure, mitigate or diagnose disease (a drug claim). Apart from OSHEA, the agency permits companies to use FDA-approved full and qualified health claims for food and supplement products containing specific ingredients that meet stated requirements. U.S. Law also requires that all serious adverse events occurring within the United States involving dietary supplements or OTC drugs be reported to the FDA. Some of the products that may be marketed by us are considered conventional foods and are labeled as such. Within the United States, this category of products is subject to the federal Nutrition, Labeling and Education Act, or NLEA, and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients in conventional foods must either be generally recognized as safe by experts for the purposes to which they are put in foods or be approved as food additives under FDA regulations. The federal Food Safety Modernization Act, or FSMA, may also be applicable to some of our business. In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we work with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products or may be unavailable. With respect to some products or some ingredients. The FTC, which exercises jurisdiction over the advertising of all of our products in the United States, has in the past several years instituted enforcement actions against several dietary supplement and food companies and against manufacturers of hangover-related products generally for false and misleading advertising of some of their products. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize, as well as the role of expert endorsers and product studies. We cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other operations in the future.

Business Risk: Our ability to sell our product or service is dependent on other government regulations, which can be subject to change at any time.

Our ability to sell our products is dependent on our compliance with government regulations applicable to our products, including those adopted by the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products such as ours are subject to change, and any changes in regulations may require us to change one or more of our products or subject us to increased expenses or costs as a result of such regulation, which may adversely affect our financial condition and your investment in the Company.

Business Risk: We face significant market competition.

We compete for market share with larger, established companies who currently have products on the market and/or well-funded product development programs. These competitors have much greater financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us or may release superior products to those developed by us. There can be no assurance that our products will be superior to those of our competitors, that our competitors will not render our products obsolete with replacement products, or that the products developed by us will be preferred by consumers to any existing or newly developed technologies. There can be no assurance that we will be successful in the face of increasing competition, or that competition will not have a material adverse effect on our business, financial condition and results of operations.

Business Risk: We face product liability risks.

The manufacture and sale of any product for human consumption raises the risk of product liability claims and litigation to prosecute such claims. These claims may derive from the product itself or a contaminant found in the product from the manufacturing, packaging, shipping, storage, sales process or even due to tampering by unauthorized third parties. Our ingestible products include vitamins, minerals, botanicals, and other ingredients, and are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain some ingredients that do not have long histories of human consumption. We rely upon published and unpublished safety information including clinical studies on ingredients used in our products and conduct limited studies on some key products but not all products. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers, we may be subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

Business Risk: Adulteration or shortage of key raw materials or ingredients needed for our businesses could materially and adversely affect our business, financial condition, and results of operations.

We are reliant upon the supply of raw materials and ingredients for our products. If any raw material or ingredients are adulterated and do not meet our specifications, it could significantly impact our ability to manufacture products and could materially and adversely impact our business, financial condition, and results of operations. In addition, if we are no longer able to obtain the resources, raw materials or ingredients we need from one or more of our suppliers on terms reasonable to us or at all, our customer relationships could be materially and adversely affected, which could have a material impact on our business, financial condition, and results of operations.

Business Risk: Cheers sells products that are alcohol-related in nature which could result in alcohol-related liability.

Companies selling products and/or services that are related to alcohol face additional risks. Consumers of our products could ignore our instructions and warnings and over-consume alcohol, incorrectly believing our product prevents or reduces intoxication, and while intoxicated cause damage or injury to themselves or others. Consumers of our products could also believe our products are a substitute for medical advice which may result in delays in seeking treatment for a life-threatening and/or permanent disease. Companies in the alcohol and alcohol-related industry are also exposed to class action or other litigation relating to advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Any litigation arising as a result of the use of our product may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business and our investment could be materially adversely affected.

Business Risk: We may become a party to lawsuits that arise in the ordinary course of business.

We may become a party to lawsuits that arise in the ordinary course of business in the future, including but not limited to claims arising from or relating to personal injury, property damage, breach of contract, claims involving employee relations, certain administrative proceedings, false advertising claims, failure to comply with laws and regulations, such as the Telephone Consumer Protection Act ("TCPA"), failure to protect our customer's personal information, product liability claims, or securities lawsuits and derivative complaints. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on our business and our financial condition.

Business Risk: If we face regulatory investigations or product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to regulatory investigations, product recalls, and/or adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A regulatory investigation or product recall could result in substantial and unexpected costs and expenditures, which would reduce operating profit and cash flow. In addition, a regulatory investigation or product recall may require significant management attention, hurt the value of our brands and lead to decreased demand for our products. Regulatory investigations or product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations, increase litigation risks and could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Business Risk: If the Company cannot raise sufficient funds, it may not succeed.

In the future, we may need additional funds in order to grow, which would result in dilution to its existing stockholders. The ability of the Company to obtain future financing is uncertain, and there can be no assurance that we can obtain successfully raise funds for the company.

Business Risk: We have existing trademarks, copyrights, patents, and other IP assets that we might not be able to protect properly.

We believe one of the most valuable components of the Company is our intellectual property portfolio. We own several trademarks, copyrights, Internet don1ain names, patents, pending patent applications, trade secrets, and exclusive licenses. Due to the value of our intellectual property portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, however, protecting and monitoring infringement upon our intellectual property is costly, and we may be required to pay large legal expenses to protect our intellectual property portfolio that may or may not succeed. There can be no assurance that protection under intellectual property law will be given to the Company's products or processes, or that competitors will not be able to independently develop similar products.

Business Risk: Our trademarks, copyrights, patents, and other IP could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark, copyright protection, and patents without being required to stop or obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our trademarks, copyrights, and patents are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to gain by being able to prevent competitors usage thereof or entering into sublicenses. This would cut off a potentially significant revenue stream for the Company.

Business Risk: The cost of enforcing our trademarks, copyrights, and patents could prevent us

from enforcing them.

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights, or patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights, or patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to require competitors to stop or enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our trademarks, copyrights, or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Business Risk: It may take us longer than expected to launch new products or services, and some may never be launched. Further, launching new products or services may expose the Company to new risks associated with those products or services.

Launching new products or services is a high-effort and time-consuming endeavor which bears associated risks. There is always the risk that Cheers may experience delays in launching new products. There is also the risk that Cheers never launches new products it develops due to any number of reasons including, but not limited to, legal/compliance related concerns about certain ingredients contained in the products, feasibility concerns surrounding required changes to website infrastructure, or changes in company performance and/or market indicators leading us to augment our business plan accordingly.

As with all research, development, and launch of new products and services, the activity is risky. The Company's management team may decide that new products or services are not a good potential return on investment and may decide to cease them. Similarly, the Company may not see beneficial performance of new products or services on the market and may decide to cease them. The Company's management team may also decide that new or existing products or services present risks to the Company that outweigh the potential return of those products and services and may decide to cease them.

Business Risk: The loss of key personnel and failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run the day-to-day operations of the business. Key personnel critical to the operations of our business may leave, or may be disabled or die, leaving us without critical resources to run the business. As the Company grows, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and/or other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Business Risk: We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, our operations and your investment could be adversely impacted by our reliance on third parties and their performance.

Business Risk: We may discontinue the manufacturing and distribution of certain existing products which may adversely impact our business, results of operations, and financial condition.

We continually evaluate the performance of our products and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products for various reasons, including commercial, regulatory, strategic, or other reasons. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if conditions, including market conditions, change. In addition, we cannot assure you that discontinuing one or more products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, discontinuing one or more existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products that we subsequently discontinued, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant liabilities and costs associated with discontinuing one or more of our products, which could have a material adverse effect on our business, results of operations and financial condition.

Business Risk: Unfavorable publicity could materially harm our business.

We are highly dependent upon consumers' perceptions of the safety, quality, and efficacy of our products, as well as similar products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any particular product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in increased regulatory scrutiny and lead to the initiation of private lawsuits.

Business Risk: Product refunds may adversely affect our business.

Refunds are part of our business. We offer every customer a full refund on their first order up to 1 unit of Cheers Restore, Hydrate, Protect, Multi, and Relief within 30 days of purchase if customers did not feel at least 50% better after using a Cheers Product. Our refund rate during 2023 was 1.3% of sales - i.e. for every $1,000 of products we sold, we refunded $13. If we see a material increase in this refund rate, our financial results could be adversely affected.

Business Risk: The company is vulnerable to hackers and cyber-attacks.
As a business that operates largely on the internet, we may be vulnerable to hackers who may access the data of our investors and customers. Any significant disruption in service on our computer systems could reduce the attractiveness of our products, damage our reputation and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our core business activities, such as selling and marketing our products through email or text, taking payments, and ultimately transacting business with customers. Any disruptions of services or cyber-attacks either on our technology providers' or our systems could harm our reputation and materially negatively impact our financial condition and business. Furthermore, if we are the victim of a cybersecurity incident, we could be required to incur substantial costs and suffer other negative consequences, including but not limited to remediation costs, including liability for stolen assets or information and repairing system damage; increased cybersecurity protection costs; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; and litigation costs.

Business Risk: Changes in tariffs and other trade barriers could increase our costs and adversely affect our business, financial condition and results of operations.

We source certain raw materials, ingredients, packaging, and equipment from suppliers located outside the United States. As a result, our operations are subject to risks associated with international trade, including the imposition of tariffs, duties, or other trade restrictions, as well as retaliatory measures imposed by foreign governments. The U.S. government has in recent years imposed, and may in the future impose, additional tariffs on certain imports. Any such developments could increase our manufacturing or procurement costs or disrupt supply chains. If we are unable to mitigate the impact of these cost increases through pricing or other measures, our margins and overall financial performance could be adversely affected. To date, we have not experienced any material adverse impact from tariffs or other international trade barriers.

Business Risk: We may be affected by natural disasters and other catastrophic events that are outside of our control.

We depend on our ability to continue the smooth operation of our business, including the ability to engage in the day-to-day selling and business building activities and the continued ability of our inventories and products to move reasonably unimpeded around the world. Any material disruption caused by natural disasters or other unforeseen events, including, but not limited to, fires, floods, hurricanes, volcanoes, and earthquakes; global pandemics such as the COVID-19 pandemic; power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism and other similar disruptions, including those due to cybersecurity incidents, ransomware, or other actions by third parties, could adversely affect our ability to conduct business. If such disruptions result in significant cancellations of orders, contribute to a general decrease in local, regional or global economic activity, directly impact our marketing, manufacturing, financial or logistics functions, or impair our ability to meet demand, our operating results and financial condition could be materially adversely affected. We cannot make any assurances that any future unforeseen events, including those due to cybersecurity incidents, ransomware, or other actions by third parties, will not adversely affect our ability to operate our business and our financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of December 31, 2023.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brooks Powell	730,500	Common Stock	55.54

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name: Non-Voting Common Stock**
Type of security sold: Equity
Final amount sold: $1,764,919.33
Number of Securities Sold: 50,757
Use of proceeds: Retail expansion and general working capital.
Date: May 18, 2021 through September 30, 2021.
Offering exemption relied upon: Regulation Crowdfunding

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Preferred Stock.

Common Stock

As of December 31, 2023, the amount of security authorized is 1,264,508 with a total of 906,099 outstanding.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings), except that unless otherwise required by law, the holders of our Common Stock are not entitled to vote on any amendment to our charter that relates solely to the terms of our Preferred Stock and which requires a vote of the holders of our Preferred Stock. The holders of our Common Stock, voting as a single class, are entitled to elect two (2) directors to our Board of Directors.

Material Rights

Dividend Rights

The holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds, if a dividend is also paid with respect to our Preferred Stock in an amount equal or greater than the amount those holders would receive if their shares of Preferred Stock were converted to Common Stock. Our Board of Directors is not permitted to pay a dividend on our Common Stock if we do not have sufficient funds to pay an equal or greater dividend to the holders of our Preferred Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event we liquidate, dissolve, or wind-up, after the payment of all of our debts and other liabilities, and after our satisfaction of the liquidation preference to the holders of our Preferred Stock, holders of our Common Stock will be entitled to share ratably with the holders of our Non-Voting Common Stock in the net assets legally available for distribution to our stockholders. In the event we do not have sufficient net assets to satisfy the full liquidation preference of the holders of our Preferred Stock upon our liquidation, merger or sale of assets, then all net assets legally available for distribution would be paid ratably among the holders of our Preferred Stock, and no assets would be distributed to the holders of our Common Stock and Non-Voting Common Stock.

Other Material Rights and Preferences

Holders of our Common Stock have no preemptive, conversion, redemption, anti-dilution or other rights. The rights, preferences, and privileges of our Voting Common Stock may be adversely affected by the rights of the holders of our Preferred Stock, Non-Voting Common Stock, and any additional classes or series of stock that we may designate or create in the future through an amendment to our Certificate of Incorporation.

Non-Voting Common Stock

As of December 31, 2023, the amount of security authorized is 153,413 with a total of outstanding of 50,757.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividend Rights

Shareholders who own our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds, if a dividend is also paid with respect to our Preferred Stock in an amount equal or greater than the amount the holders of our Preferred Stock would receive if their shares were converted to Common Stock. Our Board of Directors is not permitted to pay a dividend on our Non-Voting Common Stock or on our Common Stock if we do not have sufficient funds to pay an equal or greater dividend to the holders of our Preferred Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Right to Receive Liquidation Distributions

In the event we liquidate, dissolve, or wind-up, after the payment of all of our debts and other liabilities, and after the payment of the liquidation preference to the holders of our Preferred Stock, holders of our Non-Voting Common Stock will be entitled to share ratably with the holders of our Common Stock in the net assets legally available for distribution to our stockholders. In the event we do not have sufficient net assets to satisfy the full liquidation preference of the holders of our Preferred Stock upon our liquidation, merger or sale of assets, then all net assets legally available for distribution would be paid ratably among the holders of our Preferred Stock, and no assets would be distributed to the holders of our Common Stock and Non-Voting Common Stock.

Other Material Rights and Preferences

Holders of our Non-Voting Common Stock have no preemptive, conversion, redemption, anti-dilution or other rights. The rights, preferences, and privileges of our Non-Voting Common Stock may be adversely affected by the rights of the holders of our Preferred Stock, Common

Stock, and any additional classes or series of stock that we may designate or create in the future through an amendment to our Certificate of Incorporation.

Preferred Stock

As of December 31, 2023, the amount of security authorized is 191,033 with a total of 191,033 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate at all meetings of stockholders (and written actions in lieu of meetings). Currently, this means each holder of Preferred Stock is entitled to one vote for each share of Preferred Stock. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders and have the right to elect one (1) director to our Board of Directors. Specific matters submitted to a vote of the shareholders also require the approval of a majority of the holders of Preferred Stock, voting as a separate class. These matters include any vote to: Liquidate, dissolve, or wind-up our business and affairs, or affect any merger or sale of all or substantially all of our assets; Amend, alter, or repeal any provision in our Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences, or rights of the Preferred Stock; Create, or authorize the creation of, any additional class or series of capital stock on parity with or senior to the Preferred Stock; increase or decrease the number of authorized shares of Preferred Stock; or increase or decrease the number of authorized shares of any additional class or series of capital stock; Pay any dividend or make any distribution on shares of our capital stock other than (i)dividends or redemptions on our Preferred Stock authorized in our Certificate of Incorporation;(ii) dividends payable solely in Common Stock; and (iii) repurchases of stock from our former employees and other service providers in connection with the cessation of employment or service at the lower of the original purchase price or the then-current fair market value; Increase or decrease the number of directors on our Board of Directors; and Create, issue, sell or sponsor any cryptocurrency or other digital asset of the Company.

Material Rights

Dividend Rights

Shareholders who own our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. These dividends are non-cumulative and no rights accrue to the holders of our Preferred Stock for undeclared dividends. Holders of our Preferred Stock are entitled to dividends that are at least equal (calculated as if shares of Preferred Stock were converted to Common Stock) in any dividends paid to the holders of our Non-Voting Common Stock and Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

The holders of our Preferred Stock have a liquidation preference in the event we are liquidated or sold, whether through merger or sale of assets. In such an event, the holders of our Preferred Stock will be entitled to amount per share that is equal to the greater of (A) $11.0715 per share (which amount is subject to adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) plus the amount of accrued but unpaid dividends thereon, and (B) the amount per share that would be payable if, immediately prior to our liquidation, merger, or sale of assets, all of our shares of Preferred Stock were converted into Common Stock. This liquidation preference must be paid before any payments may be made to the holders of our Non-Voting Common Stock and Common Stock in the event of our liquidation, merger, or sale of assets.

Other Material Rights

Drag Along. Holders of our Preferred Stock and Brooks Powell are contractually bound to a drag-along provision, pursuant to which each holder of Preferred Stock and Brooks Powell agrees that, in the event that our Board of Directors, the holders of a majority of the holders of our Preferred Stock, and the holders of a majority of our Common Stock vote in favor of a sale of the Company, then such holder of Preferred Stock and Brooks Powell will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale, and deliver any documentation or take other actions reasonably required.

Right of First Refusal and Right of Co-Sale. The Company has the right of first refusal to purchase all or some of the shares held by Brooks Powell in the event he proposes to transfer his shares, other than to certain excluded transferees. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to certain holders of our Preferred Stock who own at least 45,161 shares of our capital stock ("Major Holders") to purchase their pro rata share of the offered securities. Further, Major Holders have a contractual right of co-sale to participate pro rata in certain sales or transfers of stock by Brooks Powell.

Registration Rights. The holders of our Preferred Stock have a contractual right to require us to register the offer and sale of their shares, commonly referred to as registration rights.

Preemptive rights. Major Holders have a contractual right of first offer to acquire any tokens or equity securities we propose to sell, including all rights, options or warrants to purchase equity securities or token, or securities of any type that are or may become convertible or exchangeable into equity securities or tokens. This right gives these holders an opportunity to maintain their ownership percentage in our Company. Our Major Holders have waived their preemptive rights to acquire the Non-Voting Common Stock that was issued in the 2021 Crowdfunding offering.

Information Rights. The holders of our Preferred Stock have contractual rights to receive information about our Company that other stockholders may not be entitled to receive under Delaware law.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled Risk Factors and elsewhere in this Annual Report.

Results of Operations

Circumstances which led to the performance of financial statements:

Cheers is a Consumer Packaged Goods, or CPG company specializing in dietary supplement products for the category of alcohol-related health. Historically, Cheers has primarily been sold through eCommerce channels such as its own website (cheershealth.com) and Amazon.com. The primary source of marketing for Cheers is digital advertising, such as through social media, search engines, and online marketplaces such as Amazon.com. Historically, Cheers has primarily been sold in the United States. Cheers works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products. Cheers additionally began expansion into brick-and-mortar retail and wholesale channels in 2021. As of December 31, 2023, Cheers has gained distribution into over 3,000 brick-and-mortar retail locations.

At present-day, there are a number of factors that affect the financial condition of the business and the result of its operations. These include (but are not limited to):

• The level of alcohol consumption in the United States.

• Social drinking and events that make the desire for Cheers' products more likely.

• Overall consumer trust of and demand for dietary supplements.

• Overall consumer demand for health-conscious products.

• The demand for retailers to carry offerings such as Cheers' products.

• The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to dietary supplements and/or alcohol-related products on different platforms.

• The overall economy and the willingness of consumers to pay for health-related products.

• The repeat purchase behavior of Cheers' customers and the percentage of revenue coming from repeat customers.

• The size of Cheers' operating expenses relative to its net revenues.

Cheers has more control over some of these factors than others. Some factors are external, whereas other factors are internal. These factors could change as the business and its environment changes.

Statement of Operations

Net Revenue. For the years ended December 31, 2023 and 2022, net revenues of the Company were $8,438,042 and $7,852,530, respectively—an increase of $585,512. This increase in revenue was primarily driven by an increase in our customer base and a few key brick-and-mortar retail launches. We believe that Apple's rollout of iOS 14.5 in the Spring of 2021, which limited the information with which ad platforms like Facebook and Instagram were able to target in-market consumers effectively, led to a reduction in our efficiency in customer acquisition through paid social advertising channels, such as Facebook and Instagram. This reduction continued into 2022 and 2023. However, we were able scale our digital advertising in 2023 by approximately 20% over the prior year which led to an approximate 15% increase in revenue from first time customers in 2023 versus 2022. On the brick-and-mortar retail side of the business, we launched in our first two national retail accounts—Walgreens and Albertsons—and executed a large regional retail launch at Meijer, all in the fourth quarter of 2023. We also kicked off our exclusive partnership with Lil' Drug Store Products in the Convenience channel (i.e. C-stores) a few months prior. The revenue from these major retail accounts was the most significant contributor to the overall revenue growth we experienced in 2023.

Cost of Goods Sold. Our cost of goods sold increased by $298,452 to $1,969,675 from $1,671,223, for the years ended December 31, 2023 and 2022, respectively. This 18% increase was primarily related to increased overall sales volume and higher cost of goods associated with brick-and-mortar sales relative to E-commerce sales.

Operating Expenses. The Company's total operating expenses for the year ended December 31, 2023 were $5,507,644 compared to $4,972,914 for the year ended December 31, 2022—an increase of $534,730. Advertising and Marketing fees for the year ended December 31, 2023 were $1,414,399 compared to $1,160,251 for the year ended December 31, 2022—an increase of $254,148. The reason for this increase is discussed in the Net Revenue section above. The largest components of total operating expenses were Selling and Channel fees and General and Administrative expenses. Selling and Channel fees for 2023 were $2,040,840 compared to $1,902,886 for 2022—an increase of $137,954. Selling and Channel fees generally move proportionally with revenue, thus the increase in revenue resulted in a corresponding increase in Selling and Channel fees. General and Administrative expense increased from $1,896,394 for the year ended December 31, 2022 to $2,051,773 for the year ended December 31, 2023—an increase of $155,379. The main driver of this increase was an approximate 9% increase in payroll expenses from 2022 to 2023 as we continued to build and maintain our management team. Research and Development expenses for the year ended December 31, 2023 were $632 compared to $13,383 for 2022—a decrease of $12,751. All of this led to a net operating income of $960,723 for the year ended December 31, 2023 versus $1,208,393 for the year ended December 31, 2022—a decrease of $247,670. The Company's operating margin dropped to 11.4% for the year ended December 31, 2023 compared to 15.4% in 2022.

Net Operating Income. Accordingly, net operating income was $960,723 for the year ended December 31, 2023 compared with a net operating income of $1,208,393 for the year ended December 31, 2022—a decrease of $247,670.

Other Expense. The Company had net "other" expenses of $19,210 for the year ended December 31, 2023 compare with net "other" expenses of $93,149 for the year ended December 31, 2022. This reduction in net "other" expenses of $73,939 was primarily driven by a $101,583 increase in interest income in 2023 which offset much of the depreciation expense in 2023. This interest income came primarily from our investments in short-term U.S. Treasury Bonds.

Tax Provision. The Company's corporation tax provision was $244,396 for the year ended December 31, 2023 compare with a tax provision of $296,230 for the year ended December 31, 2022.

Net Income. Accordingly, net income was $697,116 for the year ended December 31, 2023 compared with a net income of $819,014 for the year ended December 31, 2022—a decrease of $121,898.

Liquidity and Capital Resources

Cash Flows From Operating Activities. Net cash flows from operating activities for the years ended December 31, 2023 and December 31, 2022 were $1,042,994 and $570,402, respectively—an increase of $472,592. The primary driver of this increase was a $150,848 decrease in the inventory held plus inventory deposits balance as of December 31, 2023 versus December 31, 2022. The corresponding change from December 31, 2021 to December 31, 2022 was an increase of $311,195—a $462,043 total difference. Net Income from operating activities for the years ended December 31st, 2023 and December 31st, 2022 was $697,116 and $819,014, respectively—a decrease of $121,898. Depreciation and Amortization totaled $143,540 in the year ended December 31st, 2023 compared to $108,591 in the year ended December 31st, 2022—an increase of $34,949. There was a $435,299 increase in Other Current Assets in 2023 compared to a $299,368 decrease in 2021. The main factor in the 2023 increase was a $305,000 increase in Vendor Deposits (i.e. down payments with contract manufacturers for uncompleted inventory production runs) as of December 31, 2023 compared to the December 31, 2022 balance. The year-end Accounts Payable balance increased by $89,568 from 2022 to 2023, whereas it was essentially unchanged from year-end 2021 to year-end 2022. In 2022, the Company paid a $5,630 security deposit for its new office space and had no other security deposit activity in 2023. Lastly, Other Current Liabilities increased by $92,331 in 2023 compared to a decrease of $22,993 in 2022. This increase in 2023 was primarily driven by a increase in the year-end Accrued Expenses balance compared to the year prior.

Cash Flows From Investing Activities. Net cash used in investing activities in the year ended December 31, 2023 was $156,168 compared to $2,277,747 in the year ended December 31, 2022—a difference of $2,121,579. Most of this difference was driven by an investment of $2 million of the Company's cash into a portfolio of short-term US Treasuries in 2022. Additionally, the Company purchased $104,071 worth of fixed assets in 2023 compared to $262,025 in 2022—a difference of $157,954.

Cash Flows from Financing Activities.   Net cash from financing activities in the year ended December 31, 2023 was $819. In the year ended December 31, 2022, net cash used in financing activities was $515,783—amounting to a net difference of $516,602 between 2022 and 2023. The full payoff of our loan from the Small Business Association (the "SBA") was the primary contributor for 2022. In 2023, an employee stock option exercise was largely offset by principal payments on a loan, leading to a minimal net cash flow from financing activities.

As a result of the forgoing, net change in cash for the year ended December 31, 2023 was an increase of $887,646 as compared to a decrease of $2,223,128 for the year ended December 31, 2022. As of December 31, 2023, the Company had cash on hand of $3,198,186 compared to $2,310,540 as of December 31, 2022.

Indebtedness (as of December 31, 2023)

- **Creditor:** SBA for EIDL:
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050

Notes: Repayment on the loan began November 2022. Monthly payments of principal and interest are required. To date, all monthly payments have gone towards interest so the principal balance is still $150,000.

- **Creditor:** Unrelated Third Party (Auto Loan)
  Amount Owed: $25,237.58
  Interest Rate: 6.91%
  Maturity Date: December 31, 2026

Related Party Transactions

The Company has not conducted any related party transactions.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the convertible promissory notes in its Regulation CF offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The convertible promissory may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described herein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;
Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and
Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the company, you do own a minority stake in non-voting securities. Accordingly, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company is =currently in compliance with the requirements of Regulation Crowdfunding. The company filed this report along with its 2022 annual report for the year ending December 31, 2022 late. Since completing its final crowdfuning round in 2021, the Company has filed three annual reports (including this report) with respect to its ongoing obligations under Rule 202 of Regulation Crowdfunding.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned,
thereunto duly authorized.

Registrant	Cheers Health, Inc.	
Date: July 28, 2025	*By:*	*/s/ Brooks Powell*
	Brooks Powell	
	Chief Executive Officer	

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the
capacities and on the dates indicated.

Date: July 28, 2025	*By:*	*/s/ Brooks Powell*
	Brooks Powell Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director	
Date: July 28, 2025	*By:*	*/s/ Stephen McLean, Jr.*
	Stephen McLean, Jr. Director	
Date: July 28, 2025	*By:*	*/s/ Melody Koh*
	Melody Koh Director	

FINANCIAL STATEMENTS

CHEERS HEALTH, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

February 7, 2025

To: Board of Directors, CHEERS HEALTH, INC.

Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of CHEERS HEALTH, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

February 7, 2025

CHEERS HEALTH, INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,198,186	$ 2,310,540
Inventories	945,552	1,401,290
Other current assets	588,283	152,984
Total Current Assets	4,732,021	3,864,814
Non-Current Assets		
Investments, available-for-sale	2,067,819	2,015,722
Fixed assets, net	303,167	341,844
Intangible assets, net	7,244	8,036
Security Deposits	5,630	5,630
TOTAL ASSETS	**$ 7,115,881**	**$ 6,236,046**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 171,130	$ 81,562
Other current liabilities	132,547	40,216
Total Current Liabilities	303,677	121,778
Non-Current Liabilities		
Loans payable, net of deferred loan costs	175,238	182,731
TOTAL LIABILITIES	**478,915**	**304,509**
Shareholders' Equity		
Common stock (1,315,389 and 1,315,389 shares authorized, 956,856 and 948,542 shares issued at December 31, 2023 and 2022, all respectively)	96	95
Preferred stock (191,033 shares authorized, 191,033 and 191,033 shares issued and outstanding at December 31, 2023 and 2022, all respectively)	19	19
Additional paid-in capital, net of offering costs	3,833,811	3,825,499
Accumulated earnings/(deficit)	2,803,040	2,105,924
TOTAL SHAREHOLDERS' EQUITY	**6,636,966**	**5,931,537**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 7,115,881**	**$ 6,236,046**

CHEERS HEALTH, INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 8,438,042	$ 7,852,530
Less: Cost of goods sold	1,969,675	1,671,223
Gross Profit	6,468,367	6,181,307
Operating Expenses:		
General and administrative	2,051,773	1,896,394
Research and development	632	13,383
Selling and channel fees	2,040,840	1,902,886
Advertising and marketing	1,414,399	1,160,251
Total Operating Expenses	5,507,644	4,972,914
Net operating income (loss)	960,723	1,208,393
Other Expense:		
Gain / (loss) on sale of investments	7,305	0
Depreciation (expense)	(142,748)	(91,592)
Amortization (expense)	(792)	(16,999)
Interest income (expense), net	117,025	15,442
Tax (provision) benefit	(244,396)	(296,230)
Net income (loss)	$ 697,116	$ 819,014

CHEERS HEALTH, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional paid-in capital, net of offering costs	Subscriptions Receivable	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	$	# Shares	$				
Balance as of January 1, 2022	940,625	$ 94	191,033	$ 19	$ 3,813,578	$ (80,852)	$ 1,286,910	$ 5,019,749
Exercise of stock options	7,917	1			11,921			11,922
Collection of non-voting common stock subscriptions						80,852		80,852
Net income							819,014	819,014
Balance as of December 31, 2022	948,542	$ 95	191,033	$ 19	$ 3,825,499	$ 0	$ 2,105,924	$ 5,931,537
Exercise of stock options	8,314	1			8,312			8,313
Net income							697,116	697,116
Balance as of December 31, 2023	$ 956,856	$ 96	$ 191,033	$ 19	$ 3,833,811	$ 0	$ 2,803,040	$ 6,636,966


CHEERS HEALTH, INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2023 and 2022

See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2023	2022
Cash Flows From Operating Activities		
Net income (loss)	$ 697,116	$ 819,014
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Depreciation and amortization	143,540	108,591
Changes in operating assets and liabilities:		
(Increase) Decrease in inventory	455,738	(628,446)
(Increase) Decrease in other current assets	(435,299)	299,368
(Increase) Decrease in security deposits	0	(5,630)
Increase (Decrease) in accounts payable	89,568	498
Increase (Decrease) in other current liabilities	92,331	(22,993)
Net Cash From (Used In) Operating Activities	1,042,994	570,402
Cash Flows From Investing Activities		
Purchase of fixed assets	(104,071)	(262,025)
Acquisition of investment securities	(52,097)	(2,015,722)
Net Cash From (Used In) Investing Activities	(156,168)	(2,277,747)
Cash Flows From Financing Activities		
Proceeds (repayment) of loans payable, net	(7,493)	(608,557)
Stock option exercise	8,312	11,922
Proceeds from securities offering, net	0	80,852
Net Cash From (Used In) Financing Activities	819	(515,783)
Net Change In Cash	887,646	(2,223,128)
Cash at Beginning of Period	2,310,540	4,533,668
Cash at End of Period	$ 3,198,186	$ 2,310,540

CHEERS HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

CHEERS HEALTH, INC. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company was originally formed in the state of Texas as ThrivePlus LLC on August 13, 2014. The Company incorporated in the State of Delaware on May 9, 2017 under the name Thrive+ Health Inc. and later changed its name to Cheers Health, Inc. on December 20, 2018.

The Company sells its own line of dietary supplements through E-commerce and wholesale channels. The Company partners with U.S.-based contract manufacturers to produce its supplements. The majority of The Company's revenue comes from e-commerce. Nearly all of the Company's e -commerce revenue comes from sales on Amazon.com and the Company's website (cheershealth.com). Wholesale is the fastest growing revenue stream for the Company. Starting in the fourth quarter of 2022, the Company has gained distribution into several national and regional grocery and drug retail accounts. It has also gained significant distribution in the convenience channel over that same time frame. The Company expects these brick-and-mortar accounts to continue to increase as a percentage of the Company's overall revenue over the next few years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's business accounts. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. As of December 31, 2023 and 2022, the Company had $3,198,186 and $2,310,540 cash on hand, respectively.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company records revenue upon delivery shipping the products to the end customers.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred net tax losses until 2019 and recorded positive net income in 2023 and 2022. The Company records the provision for income taxes by applying the statutory rate to taxable income.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of stock authorized: common and preferred. The Company has issued 956,856 shares of common stock (exclusive of a stock option pool of 133,221 shares committed to the plan and 34,155 shares not yet allocated) and 191,033 shares of series seed preferred stock.

Of the 956,856 shares of common stock, 50,757 shares are designated as non-voting common shares and were issued as part of the Regulation CF securities offering in which the Company raised $1,553,477 net of offering costs in 2021.

As part of the Company's Regulation CF offering, the funding portal, StartEngine, held approximately 6 percent of the funds for 6 months after the completion of the raise to cover any final expenses. StartEngine held back slightly less than 6 percent and $15,462 in fees was withheld from the final balance. The Company received the final $80,852 deposit, net of the fees, on April 11, 2022.

The Company compensates certain employees and advisors through the use of stock options. These stock options are given a strike price of no less than the fair market value of the underlying common stock, as determined by Section 409A reports. Historically, all Section 409A reports have been performed by Carta Valuations LLC. Because the Company uses stock options as both an incentive and a form of compensation, this often means that the Company can compensate certain employees using less cash salary compared to what they would likely require if they were not receiving stock options. If stock options were not utilized by the Company, it is likely that the Company would incur higher operating expenses to offer competitive compensation levels in hiring and to retain key employees.

NOTE 5 – LOANS PAYABLE AND OTHER DEBT

Payroll Protection Program and Economic Injury Disaster Loan
In 2020, the Company received a $150,000 Economic Injury Disaster Loan ("EIDL") from the US Small Business Administration which bears 3.75 percent interest and matures in 30 years. This loan was in addition to the $10,000 grant received under the same program which does not require repayment. The EIDL remains outstanding as of December 31, 2023.

SBA Loan
On August 30, 2019, the Company signed an agreement to obtain $721,000 in loans backed by the US Small Business Administration which bears interest at a variable rate of 2.75 percent above the prime borrowing rate. The Lender has a security interest in all of the Company's assets for the duration of this loan. The Company's chief executive, Mr. Brooks Powell, also provided a personal guarantee for this loan. The remaining balance on this loan was paid in full by the Company on March 30, 2022.

Equipment Financing
In December 2020, the Company obtained a loan of $43,281 to finance the purchase of a vehicle. The loan term is 72 months and accrues interest at a rate of 6.91 percent per annum. As of December 31, 2023, the Company had $25,238 remaining on the loan. In August 2021, the Company acquired two vending machines through financing $10,154 at a rate of 9 percent per annum except that 0 percent interest will be charged for the first 365 days of the loan. This loan to acquire the vending machines was fully repaid in 2022.

NOTE 6 – OTHER CURRENT ASSETS

The Company records various current assets together for presentation simplicity. Most material among them is Vendor Deposits, or amounts deposited with key strategic contract manufacturers for future inventory orders of the Company. As of December 31, 2023 and 2022, the Company had $383,225 and $78,225, of Vendor Deposits, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
In November 2, 2020, the Company received a demand letter from counsel to three individuals in California regarding certain alleged false advertising claims. Specifically, the assertions in the letter focused on the prior use of the certain marketing language by the Company. The Company's outside counsel reviewed the claims and deemed them to be without merit and sent a detailed response. The Company has not received a response to their communication.

NOTE 8 – RELATED PARTY TRANSACTIONS

Related-Party Notes
The Company does not have any material related-party transactions to disclose.

NOTE 9 – INVESTMENT SECURITIES

For the efficient allocation of capital, the Company opened an investment account to invest some of the Company's working capital with Fidelity. The funds are largely invested in short-term low-risk debt securities. The Company records these amounts as non-current assets and marks them to market at each balance sheet date as they are designated available-for-sale.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 7, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.